Exhibit A

Privileged & Confidential

NON-BINDING LETTER OF INTENT

This non-binding letter of intent (this “non-binding letter of intent”), dated as of December 13, 2002, is by and between the parties whose names appear on the signature page hereto.

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Whereas, the parties are interested in and intend to pursue a potential investment transaction (the “Transaction”) involving Fox Paine & Company, LLC or one of its affiliates (“Fox Paine”), Savia S.A. de C.V. (“Savia”), Fideicomiso 167-5 executed with Banca Afirme, S.A.(“ARG Trust”), Servasa, S.A. de C.V. (“Servasa”) and Mr. Alfonso Romo Garza (“Mr. Romo”) with regard to their interest in Seminis, Inc. (“Seminis”) and pursuant to which certain of such parties would together acquire the publicly-held shares of Seminis at $3.40 per share. Accordingly, the parties hereby agree as follows:

1.	Structure – The parties have shared ideas with respect to a proposed structure, including a distribution by Savia of certain of its shares of Seminis and the acquisition of all of the shares of Seminis held by the public, and will continue to evaluate the structure of the Transaction and may make modifications to the structure as they mutually agree.

2.	Invested Capital – Fox Paine (through one or more of its managed investment funds) is prepared to invest $222.0 million of funds (the “Invested Capital”), and may offer such investment to other potential investors who agree to make such investment on the terms set forth in this non-binding letter of intent (collectively with Fox Paine, the “Investors”). The Invested Capital assumes aggregate debt financing of $355.0 million. The Invested Capital, together with part of the proceeds from the new debt financings and cash on hand from Seminis, is to be used to purchase shares of Seminis and certain existing indebtedness.

3.	Consideration – As consideration for the Invested Capital, at the closing, the Investors will acquire 65.3 million issued and outstanding shares of Seminis Common Stock representing 75.8% of the outstanding shares of Seminis Common Stock before giving effect to dilution from the Co-Investment Rights described in paragraph 4 below, existing management options and any new management options contemplated by paragraph 7. After giving effect to the Co-Investment Rights, the Investors will own 50.1% of the outstanding equity of Seminis and Mr. Romo and entities affiliated with Mr. Romo will own 40.6% (not including 9.3% owned by certain creditors of controlling shareholders of Savia) of the outstanding equity of Seminis. After the merger there will be only one class of voting stock of Seminis.

4.	Co-Investment Rights – At the closing, an entity affiliated with Mr. Romo (the “Rights Holder”) will receive co-investment rights (the “Co-Investment Rights”) to purchase in the aggregate 34% of the Common Stock of Seminis on a fully-diluted basis, before dilution by existing or future management options, as follows: Co-Investment Rights to purchase 15% of the Common Stock of Seminis (the “15% Co-Investment Rights”) shall vest at the closing at a strike price equal to the per share Transaction price; and, regardless of whether Mr. Romo or Fox Paine controls a majority of the Board of Directors of Seminis, Co-Investment Rights to purchase 19% of the Common Stock of Seminis (the “19% Co-Investment Rights”) shall vest on a date following the third anniversary of the closing at a strike price equal to the per share Transaction price, but only if the Investors have achieved (defined as receipt of cash proceeds or the ability to immediately sell shares for cash proceeds) the IRR Hurdle as of such date (a lesser amount, up to the total, of the 19% Co-Investment Rights shall vest on a date following the third anniversary of the closing of the Transaction to the extent that the Investors achieve (as defined above) the IRR Hurdle after giving effect to the vesting of the reduced 19% Co-Investment Rights and the vesting of all other rights and options to purchase shares of Seminis Common Stock). The Investors are targeting an annual compounded internal rate of return on the Invested Capital (after return of principal and after taxes paid by Seminis or any of its subsidiaries) of 26.0% (the “IRR Hurdle”). All of the 19% Co-Investment Rights shall vest immediately if a total return in an amount that would achieve (as defined above) the 3 year IRR Hurdle (assuming receipt of the proceeds on the third anniversary of the closing) is actually achieved (as defined above) prior to the end of the 3 year period, after giving effect to the vesting of the 19% Co-Investment Rights and the vesting of all other rights and options to purchase shares of Seminis Common Stock.

5.	Corporate Governance – The post-closing Board of Directors of Seminis will be comprised of 7 Directors, 4 of whom will be appointed by Mr. Romo and 3 of whom will be appointed by Fox Paine. In addition, Fox Paine and Mr. Romo may agree to appoint mutually agreeable independent Directors (and Mr. Romo will be permitted to add additional directors in order to maintain a majority of the Board of Directors). Fox Paine and Mr. Romo will each have certain rights and privileges as described in paragraph 6. To the extent that the Investors Agreement (defined below) is materially breached by Mr. Romo or Seminis (and such breach is not cured within ten business days after the date of notice of the breach); or the Targets (defined below) are not achieved as contemplated by paragraph 6, or Mr. Romo is no longer employed as Chief Executive Officer of Seminis or is no longer performing for Seminis the customary functions of a chief executive officer, Fox Paine will have all customary rights and privileges associated with majority control, and will have the right to, at any time, appoint a majority of the Board of Directors of Seminis; provided that Mr. Romo shall continue to have the right to appoint at least 3 directors. It is expected that Mr. Romo will continue in his current position as Chairman of the Board of Directors of Seminis. It is expected that Mr. Dexter Paine will serve as Vice Chairman of the Board of Directors of Seminis. Audit and Compensation committees will be formed at the Board of Directors of Seminis and Fox Paine will appoint a representative to each, to the extent permitted by applicable law and regulation. An Executive committee will be formed at the Board of Directors of Seminis and will be comprised of the Chief Executive Officer of Seminis and Mr. Paine or Mr. Fox. Each of Mr. Romo and Fox Paine shall have full access to all information regarding Seminis, its operations and its personnel, irrespective of whether Mr. Romo or Fox Paine controls the Board of Directors of Seminis, provided, however, that no access provided pursuant hereto shall interfere unreasonably with the operations of Seminis.

6.	Targets; Investors Agreement – Prior to closing, the parties will agree on trailing twelve month and cumulative EBITDA definitions and targets for Seminis for each quarter of the five years following the closing of the Transaction (the “Targets”). An investors agreement (the “Investors Agreement”), which will terminate automatically at the earlier of the fifth anniversary of closing and the time that Mr. Romo is no longer employed by Seminis (except to the extent provided in this paragraph 6), will be entered into whereby Fox Paine will be precluded from appointing a majority of the Board of Directors of Seminis, except to the extent that: (a) during any quarter Seminis does not achieve at least 90% of the corresponding Target for the trailing twelve months, and does not during the following quarter achieve at least 90% of the corresponding Target for the trailing twelve months (a “Target Default”), or (b) if Directors nominated by Mr. Romo or the senior executive management of Seminis fail to enforce in good faith the corporate policies and procedures mutually adopted by Fox Paine and Mr. Romo prior to the closing of the Transaction.

During such time as Fox Paine does not control the majority of the Seminis Board of Directors, Mr. Romo shall be entitled to operate the business in accordance with the 3 year business plan of Seminis contemplated and approved by the parties prior to consummation of the Transaction (the “Business Plan”), subject to Fox Paine having certain customary minority rights pursuant to the Investors Agreement, including, but not limited to, approval rights regarding: (a) material asset sales (other than inventory in the ordinary course) not specifically contemplated by the Business Plan, (b) material divestitures, (c) material acquisitions, (d) changes in capital structure, (e) incurrences of debt outside of the Business Plan, (f) material capital expenditures outside of the Business Plan, (g) dividends, (h) material investments outside of the Business Plan, (i) material transactions not specifically contemplated by the Business Plan, (j) business/operating/strategic plans (to the extent they modify any mutually-approved Business Plan beyond certain parameters to be agreed upon), (k) transactions with any executive officers, directors or affiliates, (l) material litigation, (m) changing Seminis’ external auditors, (n) commencing any voluntary bankruptcy proceeding or termination, liquidation or dissolution of Seminis, (o) amending, modifying or waiving any terms of any outstanding security of Seminis and its subsidiaries, (p) severance agreements outside of the Business Plan, (q) material consulting fees outside of the Business Plan, (r) press releases or public announcements that relate to the Seminis ownership structure or its equityholders, including Fox Paine, (s) corporate policies and procedures, (t) charter or bylaw amendments, (u) shareholder agreements, (v) option agreements, and (w) the Investors Agreement.

During such time as Fox Paine controls a majority of the Board of Directors of Seminis, the Investors Agreement will continue in effect until the fifth anniversary of the closing date in order to provide Mr. Romo with approval rights regarding: (aa) material acquisitions, (bb) incurrences of debt outside of the Business Plan (excluding refinancing, replacing or amending existing indebtedness), (cc) transactions with any executive officers, directors or affiliates, (dd) dividends, (ee) sales of Seminis equity to affiliates of Fox Paine, unless the other holders of Seminis equity (at the time of the closing of the Transaction) are offered the right to purchase a pro rata amount of Seminis equity on the same terms as the Fox Paine affiliate(s) and (ff) charter and bylaw amendments, to the extent such amendments adversely affect Mr. Romo’s rights in a manner different from the effect on the other Seminis equityholders generally or to the extent such amendments eliminate Mr. Romo’s approval rights contained in this paragraph or Mr. Romo’s rights (contained in paragraph 5) to appoint members of the Seminis Board of Directors. In addition, if Fox Paine controls a majority of the Board of Directors of Seminis and Seminis has not experienced a Target Default, the Investors Agreement will provide Mr. Romo with additional approval rights regarding: (gg) material asset sales not specifically contemplated by the Business Plan, (hh) material divestitures, (ii) business/operating/strategic plans (to the extent they modify any mutually-approved Business Plan beyond certain parameters to be agreed upon), and (jj) amending, modifying or waiving any terms of any outstanding security of Seminis and its subsidiaries. If Fox Paine controls a majority of the Board of Directors of Seminis and Seminis has experienced a Target Default, Fox Paine shall consult with and take into account the views of Mr. Romo relating to clauses (gg), (hh), (ii) and (jj).

7.	Management – Partnership with management is crucial to Fox Paine’s investment philosophy, and as such, Fox Paine assumes that the management team of Seminis will continue in its current operating role. It is expected that Mr. Romo will continue in his current position as Chief Executive Officer of Seminis and that he will continue to have responsibility for building and incentivizing the management team of Seminis. The management team of Seminis (other than Mr. Romo) will continue to be provided significant economic incentive compensation through options in Seminis. Certain senior executive officers of Seminis, including Mr. Romo, will enter into employment and non-competition agreements at the closing. Each of Savia, Mr. Romo, the ARG Trust and Servasa agrees to enter into voting agreements committing to cause shares representing, in the aggregate, a minimum of 85% of the voting power of Seminis to vote in favor of the Transaction, unless this non-binding letter of intent is terminated prior to any such vote.

8.	Registration Rights; Sales; Transfers – Each of Mr. Romo, the Rights Holder and the Investors shall have customary pro rata demand registration rights which can be initiated prior to the third anniversary of the closing to enable an offering of shares to be completed on or about the third anniversary of the closing of the Transaction. Stockholders of Seminis (at the time of the closing of the Transaction) shall have customary piggyback registration rights. Prior to the third anniversary of the closing, no party may, directly or indirectly, sell, transfer, assign or otherwise dispose of (or pledge or hypothecate) any shares of Seminis, any option, any Right, any direct or indirect ownership interest in the Rights Holder or any other right with respect to the foregoing; provided however, that Mr. Romo, the Rights Holder and the holders of shares other than the Investors may pledge such shares or rights as security for repayment of the existing bonds and derivatives (or refinancings thereof in similar or lesser amounts involving comparable collateral) and/or to any of the senior secured lenders of Savia in connection with existing loans (or refinancings of existing loans in similar or lesser amounts involving comparable collateral), provided that any pledgee shall be bound by the transfer restrictions or other obligations contained herein.

On or after the three-year anniversary of the closing of the Transaction, Mr. Romo may offer to sell to Fox Paine and to Seminis (a “Romo Sale Initiative”) all of the equity of Seminis owned or controlled by Mr. Romo (including the Co-Investment Rights) at a price (the “Romo Sale Price”) satisfying or exceeding the IRR Hurdle, provided, however that the Rights Holder may agree to the vesting of less than 100% of the 19% Co-Investment Rights in order to cause Fox Paine to achieve the IRR Hurdle after giving effect to the vesting of the reduced 19% Co-Investment Rights and the vesting of all other rights and options to purchase shares of Seminis Common Stock). If Fox Paine and Seminis decline a Romo Sale Initiative, Fox Paine and Mr. Romo shall work together for up to 180 days to sell to a third party (a “Romo Initiated Third Party Sale”) 100% of the equity of Seminis (including the Co-Investment Rights, subject to any such reduced vesting) at a price at or above the Romo Sale Price. If a Romo Initiated Third Party Sale is available at a price at least equal to the Romo Sale Price, then either Mr. Romo or Fox Paine may require a sale of 100% of Seminis at such price. If Fox Paine and Seminis decline a Romo Sale Initiative and a Romo Third Party Sale is not completed within the 180-day time frame, Mr. Romo shall have the right to commence another Romo Sale Initiative, provided, however, that Mr. Romo may not commence more than one Romo Sale Initiative in any 365-day period and may not commence a Romo Sale Initiative during the pendency of an FP Sale Initiative (as defined below).

On or after the three-year anniversary of the closing of the Transaction, Fox Paine may offer to sell to Mr. Romo and to Seminis (an “FP Sale Initiative”) all of the equity of Seminis owned or controlled by Fox Paine at a price proposed by Fox Paine (the “FP Sale Price”) so long as Fox Paine agrees to vest the 19% Co-Investment Rights upon consummation of such sale. If Mr. Romo and Seminis decline an FP Sale Initiative, Fox Paine and Mr. Romo shall work together for up to 180 days to sell to a third party (an “FP Initiated Third Party Sale”) 100% of the equity of Seminis (including the Co-Investment Rights) at a price at or above the FP Sale Price. If an FP Initiated Third Party Sale is available at a price at least equal to the FP Sale Price, then either party may require a sale of 100% of Seminis at such price. If Mr. Romo and Seminis decline an FP Sale Initiative and an FP Third Party Sale is not completed within the 180-day time frame, Fox Paine shall have the right to commence another FP Sale Initiative, provided, however, that Fox Paine may not commence more than one FP Sale Initiative in any 365-day period and may not commence an FP Sale initiative during the pendency of a Romo Sale Initiative.

Notwithstanding the immediately preceding paragraph, during such time as Fox Paine controls a majority of the Board of Directors of Seminis, Fox Paine may force a sale of 100% of Seminis, but may do so prior to the third anniversary of the closing of the Transaction only if Mr. Romo is no longer the Chief Executive Officer of Seminis and Fox Paine agrees to vest the 19% Co-Investment Rights.

To the extent the Investors agree to sell a majority of the outstanding shares of Seminis to a third party, such Investors shall require the third party to make an offer to purchase the equity of Seminis owned by the other Seminis equityholders (at the time of the closing of the Transaction) on a pro rata basis.

Any permitted transferee of Seminis equity (other than shares received in a registered public offering) shall be bound by the terms and conditions of the Investors Agreement).

9.	Fees & Expenses – If the Transaction is consummated, Seminis shall reimburse each party for its respective expenses in connection herewith. Savia will receive a $15 million dividend at closing in connection with exchanging its Class C Preferred Stock in Seminis for common stock in Seminis. The Investors will receive a customary transaction fee at closing of $15 million. Other transaction fees and expenses of both Savia and Fox Paine will be funded as necessary at closing. In addition, if definitive documentation with respect to a Transaction is not entered into (other than as a result of the fact that (i) Fox Paine determines that it is no longer interested in pursuing the Transaction, (ii) the parties cannot arrange or consummate on customary terms, at least $355 million of debt financing, (iii) the parties have failed to reach agreement on the definitive documentation because of Fox Paine’s failure to negotiate in good faith, or (iv) an independent committee of the board of directors of Seminis does not approve the Transaction and a third party has not made a competing proposal for Seminis or expressed an intention to do so) and, within one year from the date of termination or expiration of the Exclusive Period (as defined herein), any person or party that is not an affiliate of Fox Paine acquires directly or indirectly (including by virtue of the acquisition of a majority of the outstanding shares of Savia) from Savia, Seminis, Savia’s holding companies (the “Holdcos”), the ARG Trust and/or Mr. Romo, control of a majority of the currently outstanding shares or voting power of Seminis at a price at or exceeding the per share Transaction price or all or substantially all of the assets of Seminis with an implied value of shares of Seminis at or exceeding the per share Transaction price, Fox Paine shall receive (x) a break-up fee of $10 million and (y) reimbursement for its costs and expenses in connection herewith from Savia, or (at the direction of Savia) Seminis. Following consummation of the Transaction, the Investors, on the one hand, and certain of the Holdcos, on the other hand, will also receive an equal annual management fee to the extent a management fee is paid.

10.	Timing – Each party is prepared to immediately commit the necessary resources to complete due diligence and execute definitive agreements on an accelerated timeframe, subject to the conditions described below. Additionally, each party’s advisors are prepared to dedicate substantial resources toward completing the potential Transaction.

11.	Conditions – This letter of intent is subject to satisfactory completion of due diligence, including tax, accounting and legal, execution of definitive agreements, completion of necessary debt refinancing, consents of lenders and other security holders, approvals of the boards of directors of the respective companies and receipt of all necessary regulatory approvals.

12.	GOVERNING LAW; FORUM – THIS NON-BINDING LETTER OF INTENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE

OF DELAWARE. EACH PARTY AGREES TO IRREVOCABLY SUBMIT IN ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS NON-BINDING LETTER OF INTENT OR ANY POTENTIAL TRANSACTION CONTEMPLATED HEREBY TO THE EXCLUSIVE JURISDICTION OF ANY COURT OF COMPETENT JURISDICTION LOCATED IN WILMINGTON, DELAWARE, AND TO WAIVE ALL OTHER POSSIBLE FORUMS AND ANY AND ALL OBJECTIONS TO SUCH JURISDICTION OR VENUE IT MAY HAVE UNDER THE LAWS OF ANY STATE OR COUNTRY, INCLUDING, WITHOUT LIMITATION, ANY ARGUMENT THAT JURISDICTION, SITUS AND/OR VENUE ARE INCONVENIENT OR OTHERWISE IMPROPER. EACH PARTY FURTHER AGREES THAT PROCESS MAY BE SERVED UPON SUCH PARTY IN ANY MANNER AUTHORIZED UNDER THE LAWS OF THE UNITED STATES OR DELAWARE, AND WAIVES ANY OBJECTIONS THAT SUCH PARTY MAY OTHERWISE HAVE TO SUCH PROCESS.

13.	Exclusivity – During the period ending 60 days after the date hereof (the “Exclusive Period”), each of Savia, Mr. Romo, the ARG Trust and Servasa agrees it shall not, and shall cause Seminis and the Holdcos and each of their representatives not to, directly or indirectly, (a) solicit, negotiate, encourage or discuss with any third party a material transaction involving Seminis (and to the extent it impedes the ability to complete the Transaction, Savia, the ARG Trust, Servasa, the Savia Trust or the Holdcos), (b) furnish non-public information with respect to Seminis, to any third party or any representative thereof, or (c) enter into or agree to enter into a material transaction involving Seminis (and to the extent it impedes the ability to complete the Transaction, Savia, the ARG Trust, Servasa, the Savia Trust or the Holdcos); in each case except as contemplated by this non-binding letter of intent, and in the ordinary course of the day to day operations of the business of Seminis in accordance with past practice. To the extent allowable under the terms of existing confidentiality agreements, Savia and Mr. Romo will promptly disclose to Fox Paine (and as promptly as practicable provide Fox Paine copies of) the terms of any proposal or inquiry relating to any of the foregoing that Savia, Mr. Romo or Seminis receives during the Exclusive Period and the identity of the person(s) making the proposal or inquiry. During the Exclusive Period, Savia and Mr. Romo will provide Fox Paine and its representatives with (x) full access to Seminis’ books and records, management teams, facilities and other resources required for Fox Paine and its representatives to complete confirmatory due diligence and (y) access to information regarding Savia, the ARG Trust, Servasa, the Savia Trust and the Holdcos as Fox Paine may reasonably request, to the extent such information relates to the Transaction contemplated hereby. Fox Paine will, of course, commit the appropriate and necessary resources to complete its due diligence. Fox Paine understands that Seminis, Savia and the Holdcos have loan and other agreements with other parties (“financial creditors”) relating to borrowings or other financial obligations (“existing financial obligations”), and therefore, notwithstanding the foregoing, this paragraph shall not apply to (a) a transaction with, or the providing of any information to, a financial creditor relating to an existing financial obligation (including a refinancing) or to any other party that may provide refinancing of an existing financial obligation, or (b) any financing transaction, or the providing of any information to any party relating to a financing transaction, by Bionova Holding Company or Desarrollo Inmobiliario Omega S.A. de C.V. (subsidiaries of Savia); provided, however, in any such case, any such transaction does not involve the sale of a substantial equity interest of Seminis or of its material assets (or, to the extent it would impede the ability to complete the Transaction, the sale of a substantial equity interest of Savia or of its material assets). Savia, Mr. Romo, the ARG Trust and Servasa hereby represent that Savia, Mr. Romo, the ARG Trust and Servasa own shares of Seminis representing, in the aggregate, in excess of 85% of the voting power of Seminis (the “Section 203 Threshold”), calculating the Section 203 Threshold in accordance with Section 203 of the Delaware General Corporation Law.

14.	Entire Agreement – This non-binding letter of intent supersedes all prior agreements between the parties, whether oral or written (except the Non-Disclosure Agreement dated the date hereof, by and between Savia and Fox Paine (the “Non-Disclosure Agreement”)), and constitutes the entire understanding and agreement of the parties with respect to the subject matter hereof. Neither party shall be bound by any representation, agreement or amendment relating to the subject matter hereof, except as set forth herein, in such Non-Disclosure Agreement or in a written instrument executed after the date hereof.

15.	Announcements – This non-binding letter of intent is strictly confidential and may not be disclosed to any other person or party (other than Fox Paine, Fox Paine’s advisors, Savia, Savia’s advisors, or lenders or other creditors of Seminis, Savia or the Holdcos) without the consent of the other parties hereto. If this non-binding letter of intent, or any of its contents, terms or conditions, is disclosed to any party other than those listed above without the express written consent of Fox Paine or Savia, this non-binding letter of intent will immediately terminate upon the non-breaching party’s election. No party hereto may make any public or other announcement or issue any press release with respect to this non-binding letter of intent, the terms hereof or any potential Transaction without the prior written consent of Fox Paine and Savia; provided, however, that the parties contemplate that immediately after the execution of this non-binding letter of intent Fox Paine and Savia will mutually agree on the terms of a press release, which press release will describe certain of the material terms of this non-binding letter of intent, and the parties shall issue such press release promptly thereafter. The parties hereto acknowledge that this letter or certain material terms thereof may be required to be publicly filed.

16.	Other – This non-binding letter of intent may not be amended without the prior written consent of the parties hereto. Neither any provision of this non-binding letter of intent nor any rights or remedies with respect hereto may be modified or waived except by a separate writing by the parties expressly so modifying or waiving such provision of this non-binding letter of intent or rights or remedies with respect hereto. This non-binding letter of intent shall terminate if mutually acceptable definitive written agreements concerning the potential Transaction are not executed by the last date of the Exclusive Period. Any termination of this non-binding letter of intent shall not, however, release any party hereto from liability for any breach of the binding provisions of this non-binding letter of intent or the Non-Disclosure Agreement. This non-binding letter of intent may be executed by facsimile and in one or more parts, and all such counterparts taken together will constitute one and the same non-binding letter of intent.

17.	No Legal Obligation – This non-binding letter of intent and all terms included herein is a non-binding letter of intent and is not intended to and does not create any legal obligation binding on any party hereto; provided, however, that the terms in paragraphs 9, 12, 13, 14, 15 and 16, this paragraph and the Non-Disclosure Agreement referred to above, are intended to be and shall be legally binding on the parties from and after the execution of this non-binding letter of intent and shall survive the termination of this non-binding letter of intent. Each party hereto agrees that unless a final mutually agreeable definitive agreement with respect to a potential Transaction contemplated hereby has been executed and delivered, no contract or agreement (or agreement to agree) providing for any such Transaction shall be deemed to exist and no party will be under any legal obligation of any kind whatsoever with respect to such a Transaction, except as contemplated by this paragraph.

IN WITNESS WHEREOF, the parties have executed this non-binding letter of intent as set forth below.

SAVIA, S.A. DE C.V.

By:	/s/ Bernardo Jimenez

Name: Bernardo Jimenez
Title: CFO

By:	/s/ Heriberto S. Muzza

Name: Heriberto S. Muzza
Title: Attorney in Fact

FOX PAINE & COMPANY, LLC

By:	/s/ Dexter Paine

Name: Dexter Paine
Title:

By:	/s/ Alfonso Romo Garza

Name: Alfonso Romo Garza
Title:

FIDEICOMISO 167-5

By:	/s/ Adrian Jorge Lozano L.

Name: Adrian Jorge Lozano L.
Title: Banca Afirme S.A.

By:	/s/ Martha Beatriz Garza L.

Name: Martha Beatriz Garza L.
Title: Banca Afirme S.A.

SERVASA, S.A. DE C.V.

By:	/s/ Francisco Garza

Name: Francisco Garza
Title: Attorney in Fact

By:	/s/ Carlos Gerardo Mahuad

Name: Carlos Gerardo Mahuad
Title: Attorney in Fact

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